UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2020

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

August 24, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.54%

14	Type of Reporting Person PN

August 24, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 802,402

	8	Shared Voting Power 2,246,328

	9	Sole Dispositive Power 518,402

	10	Shared Dispositive Power 1,923,629

11	Aggregate Amount Beneficially Owned 3,048,730

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.48%

14	Type of Reporting Person IN

August 24, 2020

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,818

	8	Shared Voting Power 732,373

	9	Sole Dispositive Power 14,818

	10	Shared Dispositive Power 66,079

11	Aggregate Amount Beneficially Owned 747,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.39%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, and April 6, 2020 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On August 24, 2020, Charles F. Willis, IV, for himself and as general partner of CFW Partners, L.P., and Austin C. Willis, as the Trustee of the Willis Family 2019 Trust, entered into an Assignment and Assumption Agreement (the “2020 Assignment Agreement”), pursuant to which Charles F. Willis, IV assigned to the Willis Family 2019 Trust a ten percent (10%) limited partnership interest in CFW Partners, L.P.  As trustee of the Willis Family 2019 Trust, Austin C. Willis shares the right to vote the Shares represented by the Willis Family 2019 Trust’s 10% interest in CFW Partners, L.P. with Charles F. Willis, IV, general partner of CFW Partners, L.P.  Such 10% interest represents approximately 213,415 Shares.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of August 24, 2020, the Reporting Persons beneficially owned the following Shares:

•                  Austin C. Willis: 747,191

•                  Charles F. Willis, IV: 3,048,730

•                  CFW Partners: 2,134,148

(b) As of August 24, 2020, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

Austin C. Willis:
Sole Voting Power	14,818
Shared Voting Power	732,373
Sole Dispositive Power	14,818
Shared Dispositive Power	66,079
Total beneficially owned	747,191

Charles F. Willis, IV
Sole Voting Power	802,402
Shared Voting Power	2,246,328
Sole Dispositive Power	518,402
Shared Dispositive Power	1,923,629
Total beneficially owned	3,048,730

CFW Partners:
Shared Voting Power	2,134,148
Shared Dispositive Power	2,134,148
Total beneficially owned	2,134,148

(c)  The response to Item 4 is incorporated by reference herein.  In addition to the assignment of interest described in Item 4, the following table sets forth a description of transactions with respect to the Shares effected during the past 60 days by the Reporting Persons:

Reporting Person	Transaction Date	Number of Shares (Sold)/Acquired	Price Per Share	Where/How Effected
Charles F. Willis, IV	August 4, 2020	(2,500)	$0	(1)
Charles F. Willis, IV	August 4, 2020	(2,500)	$0	(2)
Charles F. Willis, IV	August 4, 2020	(2,500)	$0	(3)
Charles F. Willis, IV	August 4, 2020	(2,500)	$0	(4)
Charles F. Willis, IV	August 4, 2020	(2,500)	$0	(5)
Charles F. Willis, IV	August 4, 2020	(2,500)	$0	(6)
Charles F. Willis, IV	August 4, 2020	2,500	$0	(6)
Austin C. Willis	August 4, 2020	2,500	$0	(1)
Austin C. Willis	August 4, 2020	2,500	$0	(2)
Austin C. Willis	August 4, 2020	2,500	$0	(3)
Austin C. Willis	August 4, 2020	2,500	$0	(4)
Austin C. Willis	August 4, 2020	2,500	$0	(5)
Austin C. Willis	August 20, 2020	(2,500)	$23.3362	(7),(8)
Austin C. Willis	August 21, 2020	(2,500)	$22.3082	(7),(9)

(1) Gift of shares from Charles F. Willis to Charles F. Willis V 2019 Trust, Austin Willis Trustee.

(2) Gift of shares from Charles F. Willis to Justin Y. Brown 2019 Trust, Austin Willis Trustee.

(3) Gift of shares from Charles F. Willis to Phoebe W. Brown 2019 Trust, Austin Willis Trustee.

(4) Gift of shares from Charles F. Willis to Wilder Grace Willis 2019 Trust, Austin Willis Trustee.

(5) Gift of shares from Charles F. Willis to Rooster A. Willis 2019 Trust, Austin Willis Trustee.

(6) Gift of shares from Charles F. Willis to Charlotte Montressor Willis, spouse of Charles F. Willis.

(7) Shares sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on August 18, 2020.

(8) This transaction was executed in multiple trades at prices ranging from $23.01 to $23.70. The price report above reflects the weighted average sale price.

(9) This transaction was executed in multiple trades at prices ranging from $22.20 to $22.57. The price report above reflects the weighted average sale price.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D is hereby amended to add the following:

The response to Item 4 is incorporated by reference herein.

Item 7.   Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.              Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: August 26, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: August 26, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: August 26, 2020	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement among CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 26th day of August 2020.

CFW PARTNERS, L.P.

Date: August 26, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: August 26, 2020	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: August 26, 2020	By:	/s/ Austin Chandler Willis
Austin Chandler Willis